GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED
2008 FEB 25 A 2:45

22nd January, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA [redacted]

08000875

SUPPL

Dear Sir,

This is to inform you that at the meeting of the Board of Directors of the Company held today, the Board has accepted the resignation of Shri S.B. Mathur, as a Director of the Company.

Thanking you,

Yours faithfully,

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

Ashok Malu
Company Secretary

2/25

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM

ADITYA BIRLA GROUP

25th January, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Employees Stock Option Scheme -2006 (ESOS)

This is to inform you that the ESOS Compensation Committee of the Board of Directors of the Company has today approved grant of 20,390 Stock Options to the eligible permanent employees of the Company, under the "Employee Stock Option Scheme – 2006" (ESOS-2006), each option being convertible into one Equity Share of the Company upon vesting, at a price of Rs.2,885/- per share. Subject to the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the terms of the ESOS – 2006, the options will vest in 4 equal annual installments after one year of the grant and shall be exercisable within a period of 5 years from the date of vesting.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)